Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Calidi Biotherapeutics, Inc. on Form S-3 of our report dated March 15, 2024 (except for the effects of the reverse stock split described in Note 1, as to which the date is December 11, 2024), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Calidi Biotherapeutics, Inc. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 appearing in the Current Report on Form 8-K of Calidi Biotherapeutics, Inc. dated January 10, 2025. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Costa Mesa, California

January 10, 2025